Homekeep.
Designing a world without landlords and tenants.

INVEST IN **HOMEKEEP BY DUO**

Preserve housing affordability and make the landlord/tenant model obsolete

LEAD INVESTOR ⌄



Adam Barsella

The Homekeep Project is an exciting innovation in the housing sector. As a proof of concept development, this investment will give power back to the people who have called this place home for so long. Building equity is especially difficult in this time, but Duo is bringing the tools to the table for all to share. I have great confidence in the Duo Team to coordinate this effort and to do so in an informed way. Project after project they have proven that they are dedicated to integrating the needs of the community into their developments.

Invested $5,000 this round

duodevelopment.org   Chicago Illinois | Fintech & Finance | | Minority Founder | | Real Estate |

Highlights

1   Secure affordability in gentrifying neighborhoods

2   Shift our common narrative around housing rights and neighborhood ownership

3   Do away with the power dynamics of the landlord/tenant model for the benefit of society

4   Earn a return on your investment

5   Trusted Chicago team with direct experience in real estate development and innovation methodologies

6   Support from Communities United, a trusted Chicago grassroots org focused on housing affordability

Our Team



Rafa Robles Co-founder

Multicontextual designer with experience across mediums and scales to create services, businesses, digital, and real estate assets. Former Doblin (a Deloitte Business), Licensed Managing Broker; Architecture, University of Illinois Chicago.



Carlos Robles-Shanahan Co-founder

Systems-based strategist/researcher. Experience delivering strategies for non-profit, Fortune 500 and government, resulting in $5+ billion in value. Former Deloitte Consulting, public school teacher, and Master of Public Policy, University of Michigan.



Sarah Kaplan Legal Counsel

10+ years serving entities that empower community ownership.

Designing a world without landlords and tenants 🏡

Deep down we all know being a tenant or even a landlord comes with a slew of problems. So why do we put up with it? Surely, if we thought more about it we could find a better way.


Homekeep.
Designing a world without landlords and tenants.
Homekeep LLC is a for-profit limited liability company that is controlled by Duo Development, a 501(c)(3)nonprofit corporation.
A PROJECT BY Duo/.

Working together with people closest to the problem opens up a world of possibilities. Homekeep can explore those possibilities to make them a reality.

The main problem

Let's start with the basic problem: housing affordability. In 2021 **most middle- and low-income households in Chicago were considered rent burdened**, meaning that more than 30% of their income went toward paying for rent.

Source: https://www.housingstudies.org/releases/state-rental-2021/



The problem
The landlord/tenant model destroys housing affordability
Landlords want as much passive income as possible.
Creating a never-ending cycle of rising rental prices.
Tenants need comfortable and affordable housing.
Putting up with an exploitative relationship until a path to ownership opens.
Homekeep
A project by Duo/.

This problem is directly connected to the landlord/tenant model, something we often just accept as "that's just how things are." But if we look at the incentives of this model, continuing down this path will only make affordability worse. Landlords have to keep as much passive income as possible, and tenants have to put up with whatever is on the market to find a place to live.

There's simply no way to reach affordability using this model.

The solution

Through Homekeep, we have the opportunity to design new models of ownership.

We need to design new models of ownership that ① preserve affordability, ② provide ethical investment opportunities, and ③ protect residents' rights.
So that...
1 Residents have manageable housing expenses
2 Owners' passive income is not exploitative
3 Human Rights are honored through housing
Homekeep
A project by Duo/.

And part of it relies on pooling money with like-minded investors, so that the expectations of financial returns are a "nice to have" from the start (instead of a "must have"), and we are all in this together to preserve affordability as the main mission.



The solution
WE ARE HERE!
Where to start?
1 Pool money from like-minded investors (you!) to buy buildings and preserve their affordability *now*.
2 Partner with unit residents to design new and ethical models of ownership.
3 Share responsibility and financial rewards from the housing being occupied.
Homekeep
A project by Duo/.

The Project

We plan to start small with a very healthy set of buildings that are already occupied, so that we can preserve their affordability now.

Proposed project
Let's start small...
→ Purchase 3 buildings (8 units)
→ Plan to preserve 100% of units affordable at below 80% AMI
→ Potential to sell units to current residents in the future
→ Potential to build an ADU
HERMOSA
2537 N. Lowell
2 Units | 2 bed 1 bath
BELMONT CRAGIN
2904 N. Linder
2 Units | 2 bed 1 bath
ALBANY PARK
4510 N. Central Park
3 Units | 3 bed 2 bath
1 Units | 2 bed 1 bath
Homekeep
A project by Duo/.

We'll then partner with the residents of these buildings to try out new ideas that turn the landlord/tenant model on its head. These are some early ideas:

Proposed project
...and think big
We will maintain affordability and explore new models of housing ownership that extend more protections and choice to the people who live in the units.
Initial ideas to explore
Turn tenants into investors
Count tenants' principal portion of monthly payment as their equity on the property.
Graduation model
Ask tenants their hopes for their housing and provide support toward achieving their goals.
Free housing pilot
We believe all housing should be free. We can partner with philanthropies to prove this.
Homekeep
A project by Duo/.

Just to put this into perspective: how would you react if your landlord had ever asked you "hey, would you be interested in counting part of your rent as equity in this property?" (we checked, and it is possible, it really only requires a special kind of lease, and some shared responsibility. This is part of the design challenge we are proposing).

What we've done so far

We've set the wheels in motion over the past 6 months, and are currently undergoing the financing application with the City of Chicago and our lender.



Traction

Partnered with local organizations to support our project

Began application process to Chicago's PEAR Program to maintain units affordable

Due diligence completed for all properties

Executed the purchase/sale agreement on 12/09/22

Currently working with a lender (IFF) and the City of Chicago to finalize financing

Homekeep

A project by Duo/.

Why will this work?

All these reasons point toward the fact that it is the right time to try what Homekeep has to offer:

Why will this work?

Strength in numbers

Financial stability

Local partners

Our working-class neighbors have enough assets to buy as many buildings as we want, collectively.

We can provide high-quality housing and pay back investors even after covering all costs.

We have a strong network to support emerging ideas and make them a reality.



Experience in innovation
Duo has a record of delivering innovation in the built environment.



Quality buildings
The buildings are fully leased and recently renovated, with no immediate need for repairs.



Sharing is care
Pooling our resources brings us closer, leading to long-term commitment and care for our neighborhoods.

Expected financials

For these three buildings, we expect to have about $7K in profit at the end of the year. There are opportunities to increase this by appealing property taxes given that we will be preserving affordability, and reducing operating costs by trying some of the models we described earlier.

Again, we are not promising a quick road to riches here. The main point is to preserve affordability and have sustainable enough operations to try out new models as we find ways to scale them. The fact that the properties are self sustaining is a great start.



Annual Pro-Forma

$132K — $83K — $42K = **$7K**

| Revenues | Operating Expenses | Debt payments and reserves | Cashflow per year |

Each year, cashflow will be split as follows:
70% to investors (you!), 30% to portfolio managers

> *Forward looking projections cannot be guaranteed.*

Why invest

This is a very unique opportunity to be part of tackling housing affordability, one of the biggest issues in urbanization, and to help design a completely new model of renting/owning property.

Why invest with us?

 **Protect housing**
Secure affordability in gentrifying Chicago neighborhoods for 8 families.

 **Take action**
Be part of shifting our common narrative around housing rights and neighborhood ownership.

 **Make the old system obsolete**
Help prove that it is possible to do away with the power dynamics of the landlord/tenant model for the benefit of society.

 **(and yes) Earn a return on your investment**
Each year, 70% of profits will be distributed to investors.

There is potential to earn higher returns. In some cases, we may be able to sell the property to its residents. If this happens, we pay off the mortgages and you, as an investor, get a proportion of the remaining cash from sales.

 **Passive involvement**
Your investment gets you non-voting membership units in an LLC, which means you are not responsible for the day-to-day operation of the business or its liabilities.

All while earning a return passively. Even though annual distributions for these initial three buildings are modest initially, in the event of a mission-aligned sale, there is a potential for higher earnings.

The Team

We hope you will join us! This is the team who will have your back:

Team

Our entire team has experienced first-hand the need for stable and ethical housing. Our professional backgrounds give us a unique and diverse skillset to make this a reality.

    

CARLOS ROBLES-SHANAHAN Co-Founder Strategy & Research	**RAFAEL ROBLES** Co-Founder Design & Innovation	**KARLA ROBLES** Advisor	**ALLISON CLARK** Advisor	**ALICE ROBLES-SHANAHAN** Advisor
• Former Deloitte Consulting and Monitor Institute | strategy, financial modeling and user research	• Former Deloitte Consulting and Doblin | human centered-design, strategy and innovation	• Deloitte Consulting and Doblin | user research and human centered-design	• Legal Associate at Katten Muchin Rosenman	• Founder, Cor-Counseling Chicago
• Systems-based design | direct experience in non-profits, government, education, and for-profits	• Licensed Real Estate Managing Broker	• Former public high school teacher	• Northwestern School of Law | J.D.	• Licensed clinical social worker
• Master of Public Policy, University of Michigan	• Development experience: 125 housing units	• Former AmeriCorps Vista fellow	• Commercial and employment litigation with a focus on environmental, social, and corporate governance trends	• Therapist
	• Architecture, University of Illinois Chicago			• Trauma informed approaches to design

The ask

We are looking for $120K to finalize the acquisition and initial operation of these three buildings. This is enough to get us started.

What we need

$120,000

From individual investments as low as $200.

Uses for this money

• Loan down payment and closing costs*

• Operating costs and building maintenance

• Reserves to operate the buildings

*As a member of the LLC, Duo Development will pay initially for the for the down payment and closing costs, expected to be at $90K. Then, with your investment Duo will be repaid $70K to only keep $20K as an investor in the LLC.

We hope you will join us and/or spread the word!

Thank you!

Homekeep LLC is a for-profit limited liability company that is controlled by Duo Development, a 501(c)(3)nonprofit corporation.

A PROJECT BY Duo/·